FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of January 2019

Commission file number 000-29884

Eviation Aircraft Ltd.
(Translation of Registrant's Name into English)

2 Ha'Ofeh Street, Kadima-Tzoran, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Eviation Aircraft Ltd.

Attached hereto are the following exhibits:

99.1	Registrant enters into a Share Purchase Agreement with Timon Ltd.

99.2	Registrant enters into a Note Purchase Agreement with Clermont Energy Pte. Ltd.

99.3	Registrant announces voluntary filing of Form 15.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eviation Aircraft Ltd.
(Registrant)

By:	/s/ Omer Bar-Yohay
Omer-Bar-Yohay
Chief Executive Officer

Dated: January 3, 2019

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Registrant’s announcement of having entered into a Share Purchase Agreement with Timon Ltd.

99.2	Registrant’s announcement of having entered into a Note Purchase Agreement with Clermont Energy Pte. Ltd.

99.3	Registrant’s announcement of voluntary filing of Form 15.